Exhibit 99.3

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2024 Financial Results

BEIJING, February 20, 2025 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and full year ended December 31, 2024.

Fourth Quarter 2024 Highlights1

•	Net revenues in the fourth quarter of 2024 were RMB1,783.4 million (US$244.3 million), compared to RMB1,911.4 million in the corresponding period of 2023.

•

Net income attributable to Autohome in the fourth quarter of 2024 was RMB320.5 million (US$43.9 million), compared to RMB446.7 million in the corresponding period of 2023, while net income attributable to ordinary shareholders in the fourth quarter of 2024 was RMB304.4 million (US$41.7 million), compared to RMB432.1 million in the corresponding period of 2023.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the fourth quarter of 2024 was RMB486.5 million (US$66.7 million), compared to RMB502.8 million in the corresponding period of 2023.

•	Share repurchase: As of February 14, 2025, the Company had repurchased 3,289,520 American depositary shares (“ADSs”) for a total cost of approximately US$88.5 million.

Full Year 2024 Highlights1

•	Net revenues in 2024 were RMB7,039.6 million (US$964.4 million), compared to RMB7,184.1 million in 2023.

•

Net income attributable to Autohome in 2024 was RMB1,681.1 million (US$230.3 million), compared to RMB1,935.3 million in 2023, while net income attributable to ordinary shareholders in 2024 was RMB1,619.6 million (US$221.9 million), compared to RMB1,880.1 million in 2023.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in 2024 was RMB2,050.0 million (US$280.9 million), compared to RMB2,159.6 million in 2023.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.2993 on December 31, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Song Yang, Chief Executive Officer of Autohome, stated, “Throughout the year, we focused on integrating our online-to-offline ecosystem, achieving significant milestones in user growth, content matrix enhancements, new retail business expansion, and the promotion of AI applications. According to QuestMobile, our average mobile daily active users increased by 13.6% year-over-year to 77.48 million in December 2024, underscoring the effectiveness of our content-driven approach. We are also excited about the rapid expansion of our franchised Autohome Space and satellite stores, which now exceed 150 in total — significantly broadening our offline presence and further reinforcing our service offerings.”

“In terms of technological innovation, we have seamlessly integrated AI across all aspects of our services - from content creation for consumers to operational management and decision-making analysis for clients. Looking ahead, we will deepen resource deployment across targeted regional markets, refine our business model, and enhance operational efficiency. By establishing a virtuous online to offline cycle, we are driving Autohome to new heights.”

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We concluded 2024 with several significant breakthroughs across our innovative businesses. Online marketplace and others revenues increased by 8.1% year-over-year in 2024, driving total revenues for the year to RMB7.04 billion. Our new retail business has emerged as a clear growth driver as we further refine and improve the effectiveness of our business model. Looking ahead to 2025, we will continue to strategically invest in innovative growth initiatives in order to achieve our dual objectives of business expansion and financial stability.”

Unaudited Fourth Quarter 2024 Financial Results

Net Revenues

Net revenues were RMB1,783.4 million (US$244.3 million) in the fourth quarter of 2024, compared to RMB1,911.4 million in the corresponding period of 2023.

•	Media services revenues were RMB436.8 million (US$59.8 million) in the fourth quarter of 2024, compared to RMB500.5 million in the corresponding period of 2023.

•	Leads generation services revenues were RMB758.4 million (US$103.9 million) in the fourth quarter of 2024, compared to RMB841.5 million in the corresponding period of 2023.

•	Online marketplace and others revenues were RMB588.2 million (US$80.6 million) in the fourth quarter of 2024, compared to RMB569.5 million in the corresponding period of 2023.

Cost of Revenues

Cost of revenues was RMB428.6 million (US$58.7 million) in the fourth quarter of 2024, compared to RMB367.9 million in the corresponding period of 2023, primarily attributable to an increase in operational costs. Share-based compensation expenses included in cost of revenues in the fourth quarter of 2024 were RMB2.2 million (US$0.3 million), compared to RMB1.4 million in the corresponding period of 2023.

Operating Expenses

Operating expenses were RMB1,177.0 million (US$161.2 million) in the fourth quarter of 2024, compared to RMB1,242.8 million in the corresponding period of 2023.

•

Sales and marketing expenses were RMB717.8 million (US$98.3 million) in the fourth quarter of 2024, compared to RMB730.1 million in the corresponding period of 2023. Share-based compensation expenses included in sales and marketing expenses in the fourth quarter of 2024 were RMB10.3 million (US$1.4 million), compared to RMB11.7 million in the corresponding period of 2023.

•

General and administrative expenses were RMB131.2 million (US$18.0 million) in the fourth quarter of 2024, compared to RMB156.8 million in the corresponding period of 2023. Share-based compensation expenses included in general and administrative expenses in the fourth quarter of 2024 were RMB13.6 million (US$1.9 million), compared to RMB17.6 million in the corresponding period of 2023.

•

Product development expenses were RMB328.0 million (US$44.9 million) in the fourth quarter of 2024, compared to RMB355.9 million in the corresponding period of 2023. Share-based compensation expenses included in product development expenses in the fourth quarter of 2024 were RMB15.6 million (US$2.1 million), compared to RMB18.7 million in the corresponding period of 2023.

Operating Profit

Operating profit was RMB232.4 million (US$31.8 million) in the fourth quarter of 2024, compared to RMB366.7 million in the corresponding period of 2023.

Income Tax Expense

Income tax expense was RMB31.4 million (US$4.3 million) in the fourth quarter of 2024, compared to an income tax expense of RMB127.6 million in the corresponding period of 2023. The decrease in income tax expense was primarily attributable to a timing difference in withholding tax which was largely accrued in the fourth quarter of 2023, following the declaration of the new cash dividend policy in December 2023.

Net Income attributable to Autohome

Net income attributable to Autohome was RMB320.5 million (US$43.9 million) in the fourth quarter of 2024, compared to RMB446.7 million in the corresponding period of 2023.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB304.4 million (US$41.7 million) in the fourth quarter of 2024, compared to RMB432.1 million in the corresponding period of 2023. Basic and diluted earnings per share (“EPS”) were RMB0.63 (US$0.09) and RMB0.62 (US$0.08), respectively, in the fourth quarter of 2024, compared to basic and diluted EPS of RMB0.89 and RMB0.89, respectively, in the corresponding period of 2023. Basic and diluted earnings per ADS were RMB2.51 (US$0.34) and RMB2.50 (US$0.34), respectively, in the fourth quarter of 2024, compared to basic and diluted earnings per ADS of RMB3.57 and RMB3.56, respectively, in the corresponding period of 2023.

Adjusted Net Income attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB486.5 million (US$66.7 million) in the fourth quarter of 2024, compared to RMB502.8 million in the corresponding period of 2023. Non-GAAP basic and diluted EPS were RMB1.00 (US$0.14) and RMB1.00 (US$0.14), respectively, in the fourth quarter of 2024, compared to non-GAAP basic and diluted EPS of RMB1.04 and RMB1.04, respectively, in the corresponding period of 2023. Non-GAAP basic and diluted earnings per ADS were RMB4.02 (US$0.55) and RMB3.99 (US$0.55), respectively, in the fourth quarter of 2024, compared to non-GAAP basic and diluted earnings per ADS of RMB4.15 and RMB4.14, respectively, in the corresponding period of 2023.

Unaudited Full Year 2024 Financial Results

Net Revenues

Net revenues in 2024 were RMB7,039.6 million (US$964.4 million), compared to RMB7,184.1 million in 2023.

•	Media services revenues were RMB1,523.1 million (US$208.7 million) in 2024, compared to RMB1,870.8 million in 2023.

•	Leads generation services revenues were RMB3,135.9 million (US$429.6 million) in 2024, compared to RMB3,111.8 million in 2023.

•	Online marketplace and others revenues were RMB2,380.6 million (US$326.1 million) in 2024, compared to RMB2,201.5 million in 2023.

Cost of Revenues

Cost of revenues was RMB1,483.2 million (US$203.2 million) in 2024, compared to RMB1,411.9 million in 2023, primarily attributable to an increase in operational costs. Share-based compensation expense included in cost of revenues was RMB8.1 million (US$1.1 million) in 2024, compared to RMB8.0 million in 2023.

Operating Expenses

Operating expenses were RMB4,841.4 million (US$663.3 million) in 2024, compared to RMB4,898.9 million in 2023.

•

Sales and marketing expenses were RMB2,988.2 million (US$409.4 million) in 2024, compared to RMB3,012.5 million in 2023. Share-based compensation expense included in sales and marketing expenses in 2024 was RMB48.4 million (US$6.6 million), compared to RMB49.3 million in 2023.

•

General and administrative expenses were RMB534.8 million (US$73.3 million) in 2024, compared to RMB538.0 million in 2023. Share-based compensation expense included in general and administrative expenses in 2024 was RMB51.1 million (US$7.0 million), compared to RMB51.9 million in 2023.

•

Product development expenses were RMB1,318.4 million (US$180.6 million) in 2024, compared to RMB1,348.5 million in 2023. Share-based compensation expense included in product development expenses in 2024 was RMB84.3 million (US$11.6 million), compared to RMB85.9 million in 2023.

Operating Profit

Operating profit was RMB1,003.5 million (US$137.5 million) in 2024, compared to RMB1,137.4 million in 2023.

Income Tax Expense

Income tax expense was RMB63.0 million (US$8.6 million) in 2024, compared to an income tax expense of RMB72.2 million in 2023.

Net Income attributable to Autohome

Net income attributable to Autohome was RMB1,681.1 million (US$230.3 million) in 2024, compared to RMB1,935.3 million in 2023.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB1,619.6 million (US$221.9 million) in 2024, compared to RMB1,880.1 million in 2023. Basic and diluted EPS were RMB3.34 (US$0.46) and RMB3.33 (US$0.46), respectively, in 2024 as compared to basic and diluted EPS of RMB3.84 and RMB3.83, respectively, in 2023. Basic and diluted earnings per ADS were RMB13.36 (US$1.83) and RMB13.31 (US$1.82), respectively, in 2024 as compared to basic and diluted earnings per ADS of RMB15.35 and RMB15.31, respectively, in 2023.

Adjusted Net Income attributable to Autohome (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB2,050.0 million (US$280.9 million) in 2024, compared to RMB2,159.6 million in 2023. Non-GAAP basic and diluted EPS were RMB4.23 (US$0.58) and RMB4.21 (US$0.58), respectively, in 2024 as compared to non-GAAP basic and diluted EPS of RMB4.41 and RMB4.40, respectively, in 2023. Non-GAAP basic and diluted earnings per ADS were RMB16.91 (US$2.32) and RMB16.85 (US$2.31), respectively, in 2024 as compared to non-GAAP basic and diluted earnings per ADS of RMB17.63 and RMB17.58, respectively, in 2023.

Balance Sheet and Cash Flow

As of December 31, 2024, the Company had cash and cash equivalents and short-term investments of RMB23.32 billion (US$3.19 billion). Net cash provided by operating activities in the year of 2024 was RMB1,373.1 million (US$188.1 million).

Employees

The Company had 4,415 employees as of December 31, 2024, including 1,332 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on Thursday, February 20, 2025 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI255a7f8360974da5ae7ffaf90252fa85

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss/(gain) relating to non-operating impact of a write-down of the initial investment in a financial product, loss/(gain) pickup of equity method investments, and non-recurring employee severance costs, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Media services	500,477	436,819	59,844	1,870,819	1,523,075	208,660
Leads generation services	841,486	758,443	103,906	3,111,805	3,135,885	429,614
Online marketplace and others	569,478	588,174	80,580	2,201,511	2,380,627	326,145

Total net revenues	1,911,441	1,783,436	244,330	7,184,135	7,039,587	964,419
Cost of revenues	(367,888)	(428,559)	(58,712)	(1,411,881)	(1,483,220)	(203,200)

Gross profit	1,543,553	1,354,877	185,618	5,772,254	5,556,367	761,219

Operating expenses:
Sales and marketing expenses	(730,094)	(717,812)	(98,340)	(3,012,479)	(2,988,169)	(409,377)
General and administrative expenses	(156,797)	(131,168)	(17,970)	(537,979)	(534,809)	(73,269)
Product development expenses	(355,924)	(327,987)	(44,934)	(1,348,472)	(1,318,443)	(180,626)

Total operating expenses	(1,242,815)	(1,176,967)	(161,244)	(4,898,930)	(4,841,421)	(663,272)

Other operating income, net	65,976	54,498	7,466	264,101	288,551	39,531
Operating profit	366,714	232,408	31,840	1,137,425	1,003,497	137,478

Interest and investment income, net	195,813	189,062	25,901	831,006	791,905	108,491
Share of results of equity method investments	7,361	(77,389)	(10,602)	29,133	(109,094)	(14,946)

Income before income taxes	569,888	344,081	47,139	1,997,564	1,686,308	231,023
Income tax expense	(127,566)	(31,375)	(4,298)	(72,155)	(62,959)	(8,625)

Net income	442,322	312,706	42,841	1,925,409	1,623,349	222,398
Net loss attributable to noncontrolling interests	4,414	7,817	1,071	9,901	57,774	7,915

Net income attributable to Autohome	446,736	320,523	43,912	1,935,310	1,681,123	230,313
Accretion of mezzanine equity	(39,805)	(44,006)	(6,029)	(153,294)	(172,596)	(23,646)
Accretion attributable to noncontrolling interests	25,184	27,895	3,822	98,071	111,035	15,212

Net income attributable to ordinary shareholders	432,115	304,412	41,705	1,880,087	1,619,562	221,879

Earnings per share attributable to ordinary shareholders
Basic	0.89	0.63	0.09	3.84	3.34	0.46
Diluted	0.89	0.62	0.08	3.83	3.33	0.46
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	3.57	2.51	0.34	15.35	13.36	1.83
Diluted	3.56	2.50	0.34	15.31	13.31	1.82
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	484,419,222	484,428,433	484,428,433	489,952,172	484,945,912	484,945,912
Diluted	485,701,134	487,443,601	487,443,601	491,252,460	486,552,724	486,552,724

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Autohome	446,736	320,523	43,912	1,935,310	1,681,123	230,313
Plus: income tax expense	128,906	32,716	4,482	77,515	68,321	9,360
Plus: depreciation of property and equipment	36,886	27,019	3,702	165,820	120,830	16,554
Plus: amortization of intangible assets	9,654	9,645	1,321	40,949	38,595	5,287

EBITDA	622,182	389,903	53,417	2,219,594	1,908,869	261,514

Plus: share-based compensation expenses	49,345	41,743	5,719	195,092	192,024	26,307

Adjusted EBITDA	671,527	431,646	59,136	2,414,686	2,100,893	287,821

Net income attributable to Autohome	446,736	320,523	43,912	1,935,310	1,681,123	230,313
Plus: amortization of intangible assets resulting from business acquisition	9,583	9,583	1,313	40,610	38,332	5,251
Plus: share-based compensation expenses	49,345	41,743	5,719	195,092	192,024	26,307
Plus: investment loss arising from one of financial products[3]	5,813	—	—	23,252	620	85
Plus: (Gain)/loss on equity method investments, net	(7,361)	77,389	10,602	(29,133)	109,094	14,946
Plus: Non-recurring employee severance costs[4]	—	60,847	8,336	—	60,847	8,336
Plus: tax effects of the adjustments	(1,329)	(23,565)	(3,228)	(5,581)	(31,992)	(4,383)

Adjusted net income attributable to Autohome	502,787	486,520	66,654	2,159,550	2,050,048	280,855

Net income attributable to Autohome	446,736	320,523	43,912	1,935,310	1,681,123	230,313
Net margin	23.4%	18.0%	18.0%	26.9%	23.9%	23.9%
Adjusted net income attributable to Autohome	502,787	486,520	66,654	2,159,550	2,050,048	280,855
Adjusted net margin	26.3%	27.3%	27.3%	30.1%	29.1%	29.1%
Non-GAAP earnings per share
Basic	1.04	1.00	0.14	4.41	4.23	0.58
Diluted	1.04	1.00	0.14	4.40	4.21	0.58
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.15	4.02	0.55	17.63	16.91	2.32
Diluted	4.14	3.99	0.55	17.58	16.85	2.31
Weighted average shares used to compute non-GAAP earnings per share:
Basic	484,419,222	484,428,433	484,428,433	489,952,172	484,945,912	484,945,912
Diluted	485,701,134	487,443,601	487,443,601	491,252,460	486,552,724	486,552,724

[3]

It represents the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

[4]	It represents the non-recurring employee severance costs associated with the optimization to the Company’s organizational structure in the fourth quarter of 2024.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,996,353	1,693,597	232,022
Restricted cash	126,794	88,515	12,127
Short-term investments	18,552,354	21,621,992	2,962,201
Accounts receivable, net	1,472,489	1,358,849	186,162
Amounts due from related parties, current	16,439	63,957	8,762
Prepaid expenses and other current assets	360,559	336,941	46,161

Total current assets	25,524,988	25,163,851	3,447,435

Non-current assets
Restricted cash, non-current	5,000	5,000	685
Property and equipment, net	200,860	204,049	27,955
Goodwill and intangible assets, net	4,143,968	4,069,637	557,538
Long-term investments	448,341	339,247	46,477
Deferred tax assets	295,598	308,246	42,230
Amounts due from related parties, non-current	16,048	3,521	482
Other non-current assets	200,928	128,074	17,546

Total non-current assets	5,310,743	5,057,774	692,913

Total assets	30,835,731	30,221,625	4,140,348

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,932,227	2,931,869	401,667
Advance from customers	105,379	106,276	14,560
Deferred revenue	801,581	276,894	37,934
Income tax payable	227,260	185,976	25,479
Amounts due to related parties	24,572	38,250	5,240
Dividends payable	984,332	990,529	135,702

Total current liabilities	5,075,351	4,529,794	620,582

Non-current liabilities
Other liabilities	89,187	23,103	3,165
Deferred tax liabilities	497,955	468,078	64,126

Total non-current liabilities	587,142	491,181	67,291

Total liabilities	5,662,493	5,020,975	687,873

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,758,933	1,931,529	264,618

EQUITY
Total Autohome shareholders’ equity	23,928,187	23,951,737	3,281,375
Noncontrolling interests	(513,882)	(682,616)	(93,518)

Total equity	23,414,305	23,269,121	3,187,857

Total liabilities, mezzanine equity and equity	30,835,731	30,221,625	4,140,348